Exhibit 99.1

Health Canada Approves IceCure Medical’s Minimally Invasive ProSense Cryoablation System

●	Strong interest in ProSense from healthcare providers in Canada strengthens market potential

●	ProSense now approved throughout North America

CAESAREA, Israel, July 24, 2023 -- IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure” or the “Company”), developer of the ProSense® System, a minimally-invasive cryoablation technology that destroys tumors by freezing as an alternative to surgical tumor removal, today announced that Health Canada, the Canadian government’s regulatory agency, has approved IceCure’s ProSense System, disposable cryoprobes, and introducers as cryosurgical tools for indications including:

●	Tumors – ablation of benign and malignant tumors of the lung, liver, kidneys, and musculoskeletal system, and benign tumors of the breast;

●	General surgery;

●	Palliative intervention; and

●	Other surgeries.

“As we continue to gain traction in the United States, this approval in Canada will create synergies for us in the broader North American market. We have been directly engaging with healthcare providers through education, hands-on training seminars, marketing, and sales in the U.S. and we will expand these activities into Canada. We have already been contacted by multiple Canadian healthcare providers with requests to purchase and implement ProSense,” stated IceCure Chief Executive Officer, Eyal Shamir.

Canada’s healthcare system is ranked as one of the top in the world, with total health spending estimated at $331 billion in 2022.

IceCure’s cryoablation system currently has regulatory approval for various indications in 15 countries, including in the U.S., Europe, and China.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets ProSense®, an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe, and China.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal and Israeli securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statement in this press release when it discusses how Health Canada’s regulatory approval will create synergies for the Company in the North American market and how the Company will expand education, hands-on training seminars, marketing, and sales into Canada. Because such statements deal with future events and are based on IceCure’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of IceCure could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 29, 2023, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Michael Polyviou

Email: mpolyviou@evcgroup.com

Todd Kehrli

Email: tkehrli@evcgroup.com